UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D C 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 001-07155
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
R.H. DONNELLEY 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
R.H. Donnelley Corporation
1001 Winstead Drive, Cary NC 27513
(919)297-1600

R.H. Donnelley
401(k) Savings Plan
INDEX TO FORM 11-K

Page
Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Plan Benefits-for the Year Ended December 31, 2005	4

Notes to the Financial Statements	5-17

Supplemental Schedules:

Schedule H, Line 4i-Schedule of Assets (Held at End of Year) December 31, 2005	18-19

Schedule H, Line 4a-Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2005	20

Signatures	21

Exhibit 23-1 Consent of Independent Registered Public Accounting Firm	22

Exhibit 23-2 Consent of Independent Registered Public Accounting Firm	23

Report of Independent Registered Public Accounting Firm
To Participants, the Employee Benefits Committee and Asset Management Committee of the R.H. Donnelley 401(k) Savings Plan:
     We have audited the accompanying statement of net assets available for plan benefits of the R.H. Donnelley 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and the changes in net assets available for plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
     As further discussed in Note 1 to the financial statements, in April 2005, the Board of Directors of the DonTech II Partnership authorized and approved the merger of the DonTech Profit Participation Plan (the “DonTech Plan”) into the Plan effective July 1, 2005. In conjunction with the merger, all assets of the DonTech Plan were effectively transferred to the Plan at the close of business on June 30, 2005.
     Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions as of December 31, 2005 and for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Anton Collins Mitchell LLP
Denver, Colorado
June 22, 2006

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the R.H. Donnelley 401(k) Savings Plan
In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the R.H. Donnelley 401(k) Savings Plan (formerly the R.H. Donnelley Profit Participation Plan) (the “Plan”) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Raleigh, North Carolina
June 17, 2005

R.H. Donnelley
401(k) Savings Plan
Statements of Net Assets Available for Plan Benefits

	As of December 31,

(amounts in thousands)	2005	2004

Assets:
Investments, at fair value (Notes 2 and 3):
Registered Investment Companies	$53,318	$31,574
Common/Collective Trust	35,666	16,158
R.H. Donnelley Corporation Common Stock	14,783	10,151
Participant Loans	2,434	977
Cash (Interest and Non-Interest Bearing)	465	201

Total Investments	106,666	59,061

Receivables:
Employer Contributions	143	69
Participant Contributions	412	196

Total Assets	107,221	59,326

Liabilities:
Excess Contributions Payable	(77)	(59)

Net Assets Available for Plan Benefits	$107,144	$59,267

See reports of independent registered public accounting firms and accompanying notes to financial statements.

R.H. Donnelley
401(k) Savings Plan
Statement of Changes Net Assets Available for Plan Benefits

(amounts in thousands)	For the Year Ended December 31, 2005

Additions to net assets attributed to:
Contributions:
Participant Contributions	$6,117
Employer Contributions, net of forfeitures	1,627
Rollover Contributions	1,075

Total Contributions	8,819

Investment Income:
Interest and Dividend Income	3,173
Net Realized and Unrealized Appreciation in Fair Value of Investments (Note 3)	1,887

Total Investment Income	5,060

Transfer from Another Plan Due to Plan Merger (Note 1)	42,816

Total Additions	56,695

Deductions from net assets attributed to:
Benefits Paid to Participants	(8,720)
Loan Administrative Expenses	(21)
Excess Contributions	(77)

Total Deductions	(8,818)

Net Increase	47,877

Net Assets Available for Plan Benefits at Beginning of Year	59,267

Net Assets Available for Plan Benefits at End of Year	$107,144

See reports of independent registered public accounting firms and accompanying notes to financial statements.

R.H. Donnelley
401(k) Savings Plan
Notes to the Financial Statements

1.	Plan Description
General
The following is a brief description of the R.H. Donnelley 401(k) Savings Plan, previously the Profit Participation Plan of R.H. Donnelley (the “Plan”) and is provided for general information only. Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan was established effective July 1, 1998, by R.H. Donnelley Corporation (“Company” or “Plan Sponsor”) for the benefit of all eligible employees of the Company or its subsidiaries. The Plan was established to provide the Company’s eligible employees a way to save on a regular and long-term basis for retirement.
The Plan is a defined contribution plan covering substantially all employees of the Company. Leased employees, non-resident aliens and independent contractors are not eligible for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is not covered by the Pension Benefit Guaranty Corporation.
Plan Merger
In April 2005, the Board of Directors of the DonTech II Partnership authorized and approved the merger of the DonTech Profit Participation Plan (the “DonTech Plan”) with the Plan effective July 1, 2005 (the “Merger”). Assets valued at $42,816,128 were transferred from the DonTech Plan into the Plan on that date.

R.H. Donnelley
401(k) Savings Plan
Notes to the Financial Statements (Continued)

1.	Plan Description (Continued)
Trustee and Administration of the Plan
The Plan Administrator is the Company’s Employee Benefits Committee and the Asset Management Committee, which were appointed by the Compensation and Benefits Committee of the Company’s Board of Directors. The Employee Benefits Committee (the “EBC Committee”) has the authority to select, retain, monitor and discharge recordkeepers, for administering the Plan including day to day functions, benefit payments, claims and for effectuating amendments. The Asset Management Committee has authority to remove and/or instruct the trustee, establish and maintain a funding and investment policy, select and monitor funds, purchase or sell R.H. Donnelley Corporation Common stock (“Employer Stock”) and exercise shareholder’s rights with respect to Employer Stock.
The trustee of the Plan is Fidelity Management Trust Company (“Fidelity” or “Trustee”). The Trustee holds all assets of the Plan in accordance with provisions of the agreement with the Company. Fidelity Employer Services Corporation provides recordkeeping services and other administrative services for the Plan.
Eligibility
Full-time employees are immediately eligible to participate in the Plan on their date of hire. Part-time employees who work at least one thousand hours during a consecutive twelve-month period following their date of hire or in any calendar year thereafter are eligible to participate on the first day of the first payroll period after the service requirement has been met.

R.H. Donnelley
401(k) Savings Plan
Notes to the Financial Statements (Continued)

1.	Plan Description (Continued)
Contributions
Beginning July 1, 2005, participants may elect to contribute from 1% up to 75%, in whole percent increments, of their eligible compensation, as defined by the Plan document and as limited by the Internal Revenue Code (“IRC”), during each pay period. Prior to July 1, 2005, participants could elect to contribute from 1% up to 16%, in whole percent increments, of their eligible compensation during each pay period. Participant contributions may be on a pre-tax or after-tax basis. Participant pre-tax contributions are limited by the IRC ($14,000 in 2005).
For each pay period, each eligible participant shall be entitled to receive an employer match in amounts equal to 50% of their eligible contributions not to exceed 6% of the participant’s eligible compensation for the pay period.
Catch-up contributions may also be made by participants if they are age 50 or older and certain other criteria are met. The 2005 IRC limit for catch-up contributions was $4,000. Catch-up contributions are not matched by the Company.
The participant’s contributions for the plan year are subject to certain limitations as designed by the Internal Revenue Service (“IRS”).
Rollovers
Employees can make rollover contributions from other qualified plans or individual retirement accounts if certain criteria are met as outlined in the Plan document.

R.H. Donnelley
401(k) Savings Plan
Notes to the Financial Statements (Continued)

1.	Plan Description (Continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, rollover contributions, the Company’s matching contributions, earnings and losses on investments, and is charged with the participant’s withdrawals and distributions on a daily basis. The investment earnings or losses are allocated to each participant’s account in the proportion that the balance of each participant’s account bears to the total balance of all participants in each investment fund.
Investment Options
Participants may direct the investment of their account balance into various investment options offered by the Plan. Currently the Plan offers investment options in a common/collective trust, Employer Stock and registered investment companies investments. Participants are not permitted to make any investment election that would increase their Plan account invested in the Employer Stock Fund, if at the time of the election, 50% or more of their account is already invested in the Employer Stock Fund. In addition, no portion of any contribution to their account may be invested in the Employer Stock Fund if at the time of the contribution, 50% or more of their account is already invested in the Employer Stock Fund. Participants may change their investment directions at any time, subject to such restrictions and procedures as are established by the recordkeeper and the Plan.

R.H. Donnelley
401(k) Savings Plan
Notes to the Financial Statements (Continued)

1.	Plan Description (Continued)
Participant Loans
Participants may, with the consent of the Plan Administrator, borrow up to the lesser of $50,000 or one-half of their vested account balance. Participants may not have more than three loans outstanding at any time (two general purpose and one primary residence loan). The minimum loan amount is $500. The minimum loan term is one year, and the maximum loan term is five years unless the proceeds are used to acquire a participant’s principal residence, in which case the maximum term is 10 years. A participant’s loan shall become due and payable if such participant fails to make a principal and/or interest payment as provided in the loan agreement, subject to a grace period.
In addition, the loans become due and payable at the time the participant separates from the Company. The loans are secured by the balance in the participant’s account and the interest rate is determined by the EBC Committee, based on prime plus 2% as defined in the Plan document. Interest rates for the loans range from 6% to 9% as of December 31, 2005 and 4.25% to 10.5% as of December 31, 2004. Principal and interest is paid ratably through bi-weekly payroll deductions.
Administrative Expenses
The Company has full discretionary authority to allocate to participants accounts any reasonable Plan expenses that are not paid by forfeitures or by the Company. For the year ended December 31, 2005, the Company paid all related Plan expenses except for loan administrative expenses.

R.H. Donnelley
401(k) Savings Plan
Notes to the Financial Statements (Continued)

1.	Plan Description (Continued)
Vesting
A participant is immediately fully vested in that portion of their account attributable to the employee’s before-tax and after-tax contributions and rollover contributions. Employees vest 100% in all Company contributions at the time they have completed three years of service. Participants of the DonTech Plan with vested matching contributions at the time of the Merger, remained vested upon transferring into the Plan.
For purposes of vesting, years of credited service are computed as the total time period (regardless of actual service hours) commencing with the employee’s first date of employment and ending on the date the employee’s break in service begins. Participants also become fully vested in their accounts upon reaching normal retirement age (65), death or disability. There are certain other special events which can cause immediate vesting as further described in the Plan document.
Forfeitures
As of December 31, 2005 and 2004, forfeited non-vested accounts were approximately $391,000 and $53,000, respectively. The amount of any non-vested forfeiture attributed to a participant’s break in service as specified by the Plan document may be used to restore the participant’s forfeited employer contribution or to fund employer contributions. During 2005, approximately $428,000 of forfeitures were used to fund employer contributions.

R.H. Donnelley
401(k) Savings Plan
Notes to the Financial Statements (Continued)

1.	Plan Description (Continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts would immediately become fully vested and the assets would be distributed among the participants in accordance with the terms set forth in the Plan document and in accordance with ERISA.
Payment of Benefits
Upon termination of service, death, disability, or attainment of normal retirement age of 65, a participant may elect to receive a lump sum distribution payment equal to the vested value of the participant’s account or transfer these amounts to another qualified retirement plan or individual retirement account. Terminated participants who do not elect a distribution type and have an account balance of less than $1,000 must take an immediate lump sum distribution. If the amount is more than $1,000 but less than $5,000 their account balance will be rolled over into an IRA.
Participants may also take voluntary in-service withdrawals and hardship withdrawals if certain criteria are met as outlined in the Plan document.

R.H. Donnelley
401(k) Savings Plan
Notes to the Financial Statements (Continued)

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Employer Stock is valued on a daily basis at its quoted market price on The New York Stock Exchange. The Fidelity Managed Income Portfolio, a common/collective trust, is an open-end commingled pool that is valued on a daily basis at its close on The New York Stock Exchange. The value of the portfolio is expressed in “units.” Participant loans are valued at their outstanding balances which approximate fair value.

R.H. Donnelley
401(k) Savings Plan
Notes to the Financial Statements (Continued)

2.	Summary of Significant Accounting Policies (continued)
Valuation of Investments and Income Recognition (continued)
Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. The net appreciation or depreciation is determined as the difference between beginning market value or cost if purchased during the year and year end market value.
Contributions
Contributions are recorded in the period payroll deductions are made.
Payments of Benefits
Benefits are recorded when paid.
Voting Rights of Employer Stock
The Trustee holds the shares of Employer Stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to the shares of Employer Stock. If the Trustee does not receive timely instructions from the participant, the Trustee will vote any shares of Employer Stock credited to the participant’s account in the same proportion as the Trustee was instructed to vote with respect to all shares for which it received instructions.

R.H. Donnelley
401(k) Savings Plan
Notes to the Financial Statements (Continued)

3.	Investments
During 2005, the Plan’s investments (including realized and unrealized gains and losses on investments purchased and sold) appreciated in value as follows:

(amounts in thousands)	Year Ended December 31, 2005

Registered Investment Companies	$1,422

R.H. Donnelley Corporation Common Stock	465

Net Appreciation in Fair Value of Investments	$1,887

Investments which exceed five percent of net assets available for Plan benefits are as follows:

(amounts in thousands)	December 31,
	2005	2004

Fidelity Managed Income Portfolio	$35,666	$16,158

R.H. Donnelley Corporation Common Stock	14,783	10,151

Spartan US Equity Index Fund	12,422	13,273

Fidelity Diversified International Fund	8,161	3,855

Fidelity Capital Appreciation Fund	5,780	*

Fidelity Puritan Fund	*	3,735

Fidelity Blue Chip Growth Fund	*	3,393

*	below 5% in the respective year

R.H. Donnelley
401(k) Savings Plan
Notes to the Financial Statements (Continued)

4.	Income Tax Status
The Plan obtained a determination letter dated April 20, 2005, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and believes the Plan was qualified and the related trust is tax-exempt as of the financial statement date. Therefore, no provision for taxes has been included in the financial statements.

5.	Related Party Transactions
The Plan invests in shares of registered investment companies and a common/collective trust managed by the Trustee. A substantial portion of the income of the Plan is derived from these investments.
The Plan allows investments by participants in the Employer Stock. During the year ended December 31, 2005, the Plan purchased 167,082 shares valued at $7,372,951 and sold 59,300 shares with proceeds of $2,476,644 of Employer Stock. As of December 31, 2005 and 2004, the Plan had 239,899 and 262,160 shares at a value of $14,782,576 and $10,150,695, respectively.
These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

R.H. Donnelley
401(k) Savings Plan
Notes to the Financial Statements (Continued)

6.	Concentrations, Risks and Uncertainties
The Plan invests in registered investment companies, the common/collective trust and Employer Stock. Registered investment companies and the common/collective trust invests in various investment securities which are exposed to risks such as significant world events, interest rates, market and credit risks. Shares of the Employer Stock are also exposed to the same risks, as well as risks specific to the Company which are detailed in the Company’s filings with the Securities and Exchange Commission. Investments in the Company common stock represents 13.8% and 17.1% of the net assets available for plan benefits as of December 31, 2005 and 2004, respectively. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in value in the near term would materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
Additionally, certain registered investment companies’ investments are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

R.H. Donnelley
401(k) Savings Plan
Notes to the Financial Statements (Continued)

7.	Delinquent Participant Contributions
Title I of ERISA requires that all participant contributions be submitted to the Plan as soon as administratively possible but no later than the 15th business day of the month following the month of being withheld from participant compensation. Failure to remit employee contributions into the Plan on a timely basis is considered a non-exempt transaction with a party-in-interest. In 2005, a delinquent participant contribution occurred whereby the contribution that related to the pay period ended June 30, 2005, was not subsequently remitted to the Plan in a timely manner. The Company will make a correction of lost earnings to participants as soon as administratively and reasonably possible.

8.	Subsequent Events
Effective January 31, 2006, the Company merged with Dex Media, Inc. At this time it is unknown as to what impact, if any, this merger will have on the Plan, its operations or the financial statements taken as a whole.

R.H. Donnelley
401(k) Savings Plan
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year) —As of December 31, 2005

			EIN: 13-2740040
			Plan Number 002
		Description of	Shares/	Current
Identity of Issuer		Investment	Units	Value

*	R.H. Donnelley Corporation Common Stock	Common Stock Shares	239,899	$14,782,576
*	Fidelity Managed Income Portfolio	Common/Collective Trust	35,665,797	35,665,797
*	Fidelity Capital & Income Fund	Registered Investment Company	37,906	317,276
*	Fidelity Capital Appreciation Fund	Registered Investment Company	230,272	5,779,826
*	Fidelity Diversified International Fund	Registered Investment Company	250,798	8,160,952
*	Fidelity Freedom Income Fund	Registered Investment Company	4,887	55,567
*	Fidelity Freedom 2000 Fund	Registered Investment Company	1,859	22,700
*	Fidelity Freedom 2005 Fund	Registered Investment Company	16,086	178,882
*	Fidelity Freedom 2010 Fund	Registered Investment Company	15,140	212,712
*	Fidelity Freedom 2015 Fund	Registered Investment Company	70,320	812,200
*	Fidelity Freedom 2020 Fund	Registered Investment Company	13,627	200,460
*	Fidelity Freedom 2025 Fund	Registered Investment Company	5,605	67,039
*	Fidelity Freedom 2030 Fund	Registered Investment Company	9,975	149,820
*	Fidelity Freedom 2035 Fund	Registered Investment Company	15,406	188,410
*	Fidelity Freedom 2040 Fund	Registered Investment Company	10,492	92,649
*	Spartan US Equity Index Fund	Registered Investment Company	281,291	12,421,801
	PIMCO Total Return Fund	Registered Investment Company	316,192	3,320,017

*	Related party-in- interest as defined by ERISA.

Note: Cost is not required for participant-directed investments.
See accompanying report of independent registered public accounting firm.

R.H. Donnelley
401(k) Savings Plan
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year) —As of December 31, 2005

			EIN: 13-2740040
			Plan Number 002
		Description of	Shares/	Current
Identity of Issuer		Investment	Units	Value

	Baron Growth Fund	Registered Investment Company	35,679	$1,619,845
*	FAM Value Fund	Registered Investment Company	105,664	5,071,891
	Cohen & Steers Realty	Registered Investment Company	10,390	754,204
	Calamos Growth Fund	Registered Investment Company	59,113	3,254,744
	Lord Abbett Mid-Cap Value Fund	Registered Investment Company	75,148	1,684,075
	Oakmark Equity & Income Fund	Registered Investment Company	188,713	4,714,059
	Wells Fargo Small Cap Value Fund	Registered Investment Company	16,234	489,783
	Van Kampen Growth & Income Fund	Registered Investment Company	182,526	3,749,089
	Interest and Non-Interest Bearing Cash	Cash	465,566	465,566
*	Participant Loans	Interest Rates ranging from 6% to 9%, various maturity dates	2,433,801	2,433,801

	Total Investments			$106,665,741

*	Related party-in- interest as defined by ERISA.

Note: Cost is not required for participant-directed investments.
See accompanying report of independent registered public accounting firm.

R.H. Donelley 401(k)
Savings Plan
Schedule H, Line 4a-Schedule of Delinquent Participant
Contributions
Year Ended December 31, 2005

Participants Contributions				Total That Constitutes
Transferred Late to	Not		Pending	Non-Exempt Prohibited
Plan During Year	Corrected	Corrected	Correction	Transactions

* Participant Contributions	—	—	$401,282	$401,282

* Employee Loans	—	—	$ 36,136	$ 36,136

*	Represents a party-in-interest

See accompanying report of independent registered public accounting firm

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee of R.H. Donnelley Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2006	R.H. DONNELLEY 401(k) SAVINGS PLAN

	By:	/s/ Steven M. Blondy

Steven M. Blondy
Executive Vice President and
Chief Financial Officer